UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM CB/A

(Amendment No. 9)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Securities Act Rule 13e-4(h) (8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

LIFEWATCH AG

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable)

Switzerland

(Jurisdiction of Subject Company’s Incorporation or Organization)

BIOTELEMETRY, INC.

(Name of Person(s) Furnishing Form)

Shares

(Title of Class of Subject Securities)

ISIN: CH0012815459

(CUSIP Number of Class of Securities (if applicable))

Dr. Stephan Rietiker, CEO

LifeWatch AG

Baarerstrasse 139

6300 Zug

Switzerland

Tel: +41 41 728 67 77

(Name, Address (including zip code) and Telephone Number
(including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Peter Ferola	Laurie L. Green
Senior Vice President, General Counsel	Flora R. Perez, Esq.
and Secretary	Greenberg Traurig. P.A.
BioTelemetry, Inc.	401 E Las Olas Blvd., Suite 2000
1000 Cedar Hollow Road	Ft Lauderdale, Florida 33301
Malvern, Pennsylvania 19355	(954) 765-0500
(610) 729-7000

May 10, 2017

(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 9 to the Notification on Form CB furnished by BioTelemetry, Inc. (“BioTelemetry”), a Delaware corporation, on June 14, 2017, is being submitted to furnish a definitive notice of the interim result relating to the previously announced Public Exchange and Cash Offer by Cardiac Monitoring Holding Company, LLC, a Delaware limited liability company and a subsidiary of BioTelemetry, to acquire all of the publicly held registered shares of LifeWatch AG, a company organized and existing under the laws of Switzerland.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

(a)(i)                      Pre-Announcement of the Public Exchange and Cash Offer published on April 9, 2017 (the “Pre-Announcement”).*

(a)(ii)      Amendment of April 13, 2017 to the Pre-Announcement.*

(a)(iii)     Offer Prospectus, dated April 24, 2017.*

(a)(iv)     Amendment to Offer Prospectus, dated May 9, 2017.*

(a)(v)      Amendment No. 2 to Offer Prospectus, dated May 22, 2017.*

(a)(vi)     Amendment No. 3 to Offer Prospectus, dated May 23, 2017.*

(a)(vii)    Provisional Notice of the Interim Result, dated June 9, 2017.*

(a)(viii)   Definitive Notice of the Interim Result, dated June 14, 2017.

*   Previously furnished.

Item 2.   Informational Legends

The legend required by Rule 802(b) under the Securities Act of 1933, as amended, is included in the documents that are being furnished on this Notification on Form CB.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(a)(i)       Press Release dated April 24, 2017.*

(a)(ii)      Press Release dated May 8, 2017 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by BioTelemetry, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(iii)     Investor Q&A.*

(a)(iv)     Press Release dated May 23, 2017.*

(a)(v)      Press Release dated May 24, 2017.*

(a)(vi)     Press Release dated May 30, 2017.*

(a)(vii)    Press Release dated June 9, 2017.*

*   Previously furnished.

PART III - CONSENT TO SERVICE OF PROCESS

Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BioTelemetry, Inc.

	By:	/s/ Peter F. Ferola
Peter F. Ferola
Senior Vice President and General Counsel

Date: June 14, 2017